Key Markets – Boston

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN BOSTON

In 2019 Dollars, Since Inception*

34 Projects	$588.7M HIT Investment Amount	$21M Building America NMTC Allocation	$1.5B Total Development Cost	4,062 Housing Units Created or Preserved
12.2M Hours of Union Construction Work	13,901 Total Jobs Across Industries	$1.1B Total Wages and Benefits	$81.9M State and Local Tax Revenue Generated	$2.7B Total Economic Impact